Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8, of our report dated February 24, 2025 with respect to the consolidated balance sheets of Park Ha Biological Technology Co., Ltd and its subsidiaries (collectively the “Company”) as of October 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years in the three-year period ended October 31, 2024, and the related notes included in the Annual Report on Form 20-F for the fiscal year ended October 31, 2024.

We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
March 3, 2025	Certified Public Accountants
PCAOB ID: 1171